

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

July 11, 2008

Mr. Dennis G. Moore
Senior Vice President and CFO
J&J Snack Foods Corp.
6000 Central Highway
Pennsauken, New Jersey 08109

      RE: J&J Snack Foods Corp.
              Annual Report on Form 10-K
              Filed December 12, 2007
              Schedule 14A
              Filed December 12, 2007
              File No. 0-14616

Dear Mr. Moore:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                               Sincerely,

                               Chris White
                               Branch Chief